EXHIBIT 99.14

PRESS RELEASE
TOTAL and ERG create TotalErg,
a joint venture in the Italian marketing and refining business
Paris, January 28, 2010 - TOTAL and ERG have signed an agreement to create a joint venture in the Italian marketing and refining business.
The shareholder pact calls for joint governance as well as operating independence for the new entity.
TOTAL and Erg will hold equity stakes of, respectively, 49% and 51%.
Created through the merger of TOTAL Italia and ERG Petroli, the joint venture will be called TotalErg and will operate under both the TOTAL and ERG brands.
TotalErg will enjoy solid competitive positioning thanks to the integration of its two partners’ assets and expertise.
TotalErg will become one of the largest marketing operators in Italy, with a retail market share of nearly 13% and over 3,400 service stations. Fuel sales will exceed 3.4 million metric tons per year, while general retail and specialties business sales will amount to roughly 3.2 million metric tons per year, with significant market shares in diesel, lubricants, LPG and bitumen.
The joint venture will also be active in the refining business, with a total continental capacity of roughly 116,000 barrels per day or around 8% of national demand. TotalErg will optimize its industrial assets in this segment with a priority focus on achieving excellence in its industrial, environmental and safety performance. The joint venture will also operate its shareholders’ logistics infrastructure.
TotalErg will not consolidate either TOTAL Italia’s aviation and AS 24 payment card operations or ERG Petroli’s refining and marketing operations in Sicily.
The transaction will be submitted to competition authorities for approval. Until then, TOTAL Italia and ERG Petroli will remain as separate, competing entities.
“I’m very satisfied to see this major transaction take place,” said Michel Bénézit, President of Total Refining & Marketing. “It will strengthen TOTAL and ERG’s positions in Italy while significantly expanding the portfolio of products and services for Italian consumers. The joint venture will leverage both partners’ in-depth understanding of the Italian market and the international experience TOTAL brings as the European leader in refining and marketing.”
“I’m extremely pleased that we have reached such an important agreement,” said Alessandro Garrone, CEO of ERG. “It fits perfectly with our growth strategy, which is based on partnerships with forefront international operators that have always proven very beneficial. TOTAL, one of the world’s leading oil and gas operators, is the ideal partner for ERG Group in its bid to expand in the downstream business, which has long been one of our main strategic goals. We believe that this partnership will give rise to a major player in Italy and improve both companies’ strategic and competitive positioning. It also offers significant economic benefits, thus creating value for our shareholders. I believe that the transaction allows ERG Group to achieve its optimum strategic configuration within the oil segment and provides us with new opportunities for future growth.”
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TOTAL is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
ERG, listed on the Milan Stock Exchange, operates in the following sectors: refining, marketing of petroleum products and power generation both from thermoelectric and renewable sources. ERG’s refining process accounts for approximately 11% of the total capacity in Italy while sales of petroleum products on the domestic market account for around 7% of the national demand. ERG sales of electricity represent about 2% of the Italian domestic market. www.erg.it
Media contacts
TOTAL
Giuseppe Cobianchi — Communication Total Italia — Tel.: +39 02 54068 515.
Monica Grillo — Communication Total Italia — Tel.: +39 02 54068 337.
Michaël Crochet-Vourey — Headquarter Press Office (Paris) — Tel.: +33 (0) 1 47 44 81 33.
ERG
Alessandro Castiglia — Head of Communications & Corporate Image — Tel.: + 39 06 50092319. — Cell: + 39 335 7369316. — email: acastiglia@erg.it
Alessandra Mariotti — Press Office — Tel.: + 39 06 50092328. — Cell: + 39 335 8053395. — email:stampa@erg.it
Paolo Merli — IR Manager — Tel: + 39 010 2401376. — email: pmerli@erg.it
Matteo Bagnara — IR — Tel. + 39 010 2401423. — email: ir@erg.it